UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

LDR Holding Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

50185U105
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	50185U105

	1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Christophe Lavigne
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Citizenship or Place of Organization
France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
1,353,178 (See Item 4)
	6.	Shares Voting Power
-0-
	7.	Sole Dispositive Power
1,353,178 (See Item 4)
	8.	Shared Dispositive Power
-0-
	9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,353,178 (See Item 4)
	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
	11.	Percent of Class Represented by Amount in Row (9)
5.6% (See Item 4)
	12.	Type of Reporting Person (See Instructions)
IN

Item 1.
(a)	Name of Issuer:
LDR Holding Corporation (the "Issuer")
(b)	Address of Issuer's Principal Executive Offices:
13785 Research Boulevard, Suite 200
Austin, Texas 78750

Item 2.
(a)	Name of Person(s) Filing:
Christophe Lavigne
(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of Christophe Lavigne is
c/o LDR Holding Corporation
13785 Research Boulevard, Suite 200
Austin, Texas 78750
(c)	Citizenship:
Christophe Lavigne - France
(d)	Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Common Stock”)
(e)	CUSIP:
50185U105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:
1,353,178 (1)
(b)	Percent of class:
5.6% (2)
(c)	Number of shares as to which the person has:
(i) Number of shares as to which the person has:
1,353,178 (1)
(ii) Shared power to vote or to direct the vote:
0
(iii) Shared power to vote or to direct the vote:
1,353,178 (1)
(iv) Shared power to dispose of or direct the disposition of:
0
(1)	Includes 1,278,316 shares of Common Stock and 74,862 shares of Common Stock issuable upon the exercise of stock options that were outstanding and exercisable within 60 days of December 31, 2013.
(2)
Based on 24,076,667 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus the number of shares of Common Stock issuable upon the exercise of options beneficially owned by the Reporting Person, which shares are treated as outstanding shares of Common Stock for the purposes of determining beneficial ownership in accordance with Rule 13d-3 promulgated under the Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2014	By:	/s/ Christophe Lavigne
Christophe Lavigne